January 4, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jessica Ansart
Re:	BIOLASE, Inc.
Registration Statement on Form S-1
File No. 333-268528

Acceleration Request

Requested Date:	January 5, 2023
Requested Time:	5:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BIOLASE, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-268528 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:00 P.M. Eastern Time, on January 5, 2023 or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

Very truly yours,

/s/ Michael Carroll Michael Carroll
Secretary
BIOLASE, Inc.

cc:	John R. Beaver, Chief Executive Officer

Jennifer Bright, Chief Financial Officer

Michael Carroll, Secretary

Beth Berg, Sidley Austin LLP

Istvan A. Hajdu, Sidley Austin LLP

David E. Danovitch, Sullivan & Worcester LLP

Aaron M. Schleicher, Sullivan & Worcester LLP